Mail Stop 3561

December 7, 2009

Mr. Frederic Richardson, Chief Executive Officer
Mod Hospitality, Inc.
11710 Old Georgetown Road, Suite 808
North Bethesda, Maryland 20852

      Re: **Mod Hospitality, Inc. (fka PSPP Holdings, Inc.)**
              Item 4.01 Form 8-K filed December 4, 2009
              File No. 000-24723

Dear Mr. Richardson:

We have completed our review of your Form 8-K noted above and do not, at this time, have any further comments.

You may contact Heather Clark at (202) 551-3624 if you have any questions.

              Sincerely,

              Heather Clark
              Staff Accountant